# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Class I Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 07/21/2025
Filed by CIK 0002078336
Persons authorized to receive notices and communications: Dongjun Lee, 120, Tongil-ro, Jung-gu, Seoul, Korea Republic Of (M5), 04517, 82-2-787-3813

## Reporting persons
- Nonghyup Bank as trustee of DBAM Vista Credit Investment Trust No. 2 (CIK 0002078336): type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC); sole voting power 5,086,469.99; shared voting power 0; sole dispositive power 5,086,469.99; shared dispositive power 0; aggregate amount beneficially owned 5,086,469.99 (20.1% of the class)
  Comment: Korean collective investment vehicle (Investment Trust established pursuant to the Financial Investment Services and Capital Markets Act of the Republic of Korea)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Stock, par value $0.01 per share
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Nonghyup Bank as trustee of DBAM Vista Credit Investment Trust No.2
Residence or business address: 120, Tongil-ro, Jung-gu, Seoul 04517, Republic of Korea
Present principal occupation or employment: The Reporting Person is a Korean collective investment vehicle (Investment Trust established pursuant to the Financial Investment Services and Capital Markets Act of the Republic of Korea)
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Republic of Korea

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired Class I Common Stock ("Common Stock") of the Issuer in a private placement pursuant to a subscription agreement between the Reporting Person and the Issuer. The number of shares to be issued was determined on July 21, 2025, and the Reporting Person acquired 5,086,469.99 shares of Common Stock for a purchase price of $100,000,000, or $19.66 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired and holds the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 25,374,033.387 shares of Common Stock of the Issuer outstanding as of June 30, 2025, based on information received from the Issuer. The shares of Common Stock reported herein are directly held and beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 25,374,033.387 shares of Common Stock of the Issuer outstanding as of June 30, 2025, based on information received from the Issuer. The shares of Common Stock reported herein are directly held and beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person entered into a subscription agreement with the Issuer, pursuant to which the Reporting Person agreed to acquire shares of Common Stock for an aggregate purchase price of $100,000,000. The Reporting Person contributed the purchase price on June 26, 2025, and on July 21, 2025, the Issuer determined the number of shares to be issued was 5,086,469.99, representing a purchase price of $19.66 per share.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement which is filed as Exhibit 99.1 hereto and are incorporated herein by reference.

Except as referenced herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Form 10 Second Amendment filed on October 25, 2023)

## Signatures
- Nonghyup Bank as trustee of DBAM Vista Credit Investment Trust No. 2: /s/ Dongjun Lee, Dongjun Lee, Senior Manager (07/25/2025)